Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

March 14, 2011 VIA EDGAR AND HAND DELIVERY Mr. Jay Ingram Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Re:	ICON ECI Fund Fifteen, L.P.
Amendment No. 3 to Registration Statement on Form S-1, filed March 14, 2011
SEC File No. 333-169794

Dear Mr. Ingram:

On behalf of our client, ICON ECI Fund Fifteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated February 28, 2011, with respect to Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) filed with the Commission on February 14, 2011. Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect, among other things, changes requested by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.
In light of the change in your investment objectives and strategy, which appears to prioritize investment in private companies via “debt and debt-like financings that are collateralized by Capital Assets,” please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to your proposed business.  Also advise us as to the applicability of the Investment Advisers Act of 1940 to the Investment Manager.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Mr. Jay Ingram
March 14, 2011

Response: We believe that the Registrant is not an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), because it will qualify for the exclusion from the definition of the term “investment company” based on Section 3(c)(5)(A) and (B) of the 1940 Act.

In order to rely on Sections 3(c)(5)(A) and (B) and be deemed “primarily engaged” in the applicable businesses, at least 55% of an issuer’s assets must represent investments in eligible loans and receivables under those sections. The Staff’s guidance permits an issuer to rely on a combination of these two sections, so long as more than 55% of the issuer’s assets are invested in a combination of instruments included in Section 3(c)(5)(A) and (B). Section 3(c)(5)(A) exempts a company that is primarily engaged in “[p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services[.]” Section 3(c)(5)(B) exempts a company that is primarily engaged in “making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services[.]”

The Registrant intends to invest more than 55% of its assets in (1) purchases of loans and leases representing part or all of the sales price of equipment (within Section 3(c)(5)(A)), (2) loans and leases made by the Registrant directly to finance the purchase of specified equipment (within Section 3(c)(5)(B)), and (3) sale-leaseback transactions in which the Registrant purchases equipment from an operating company and then leases the equipment back to that company, which is within the scope of Section 3(c)(5)(B).

Although termed a “sale-leaseback,” these transactions are effectively a form of financing of specific equipment, and are economically equivalent to a loan (the purchase price) that is repaid through periodic payments (the lease payments). As a result, the transaction is effectively a loan made by the Registrant to a prospective purchaser of specified merchandise (the relevant equipment). We do not believe that the fact that the “borrower” may already own the equipment to be financed – and therefore may not be “prospective” in the ordinary sense – is critical for purposes of determining whether the Registrant is able to rely on Section 3(c)(5)(B) with respect to these transactions. Whether the Registrant enters into the sale-leaseback transaction at the time the borrower originally purchased the equipment, or at some time thereafter, in no way affects the lending or business operations of the Registrant or the risks presented to the Registrant’s investors. In this regard, Section 3(c)(5)(B) does not prevent the financing of resales of used equipment.

Mr. Jay Ingram
March 14, 2011

In addition, we do not believe that ICON Capital Corp., the Registrant’s investment manager (“ICON”), is an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), because not only it is not advising an investment company as discussed above, but also because it does not meet the definition of the term “investment adviser” set forth in Section 202(a)(11) of the Advisers Act. Section 202(a)(11) defines an investment adviser as “any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” ICON is the sponsor of the Registrant and externally manages the Registrant’s investments because the Registrant does not have internal management. ICON will advise the Registrant with respect to its investments in the types of loans and leases related to equipment described above, but this is not the type of business described in Section 202(a)(11). Rather, the Registrant’s investments – as further clarified in Amendment No. 3 – will principally be loans and leases collateralized by specified equipment, which constitutes a valid non-investment business, as demonstrated by the Registrant's ability to take advantage of the exception in Sections 3(c)(5)(A) and (B) of the 1940 Act. Accordingly, we do not believe that the Advisers Act is applicable to ICON.

2.	Please define and explain your use of the term “direct financing fund.”

Response: The term “direct financing” (as well as “direct lending”) has had increased usage and prominence in the finance industry over the past several years to differentiate financing sources that provide financing directly to customers from those that arrange and syndicate financings or otherwise act as an intermediary in the financing process. Prior to the onset of the recession in December 2007, traditional “direct financiers” and “direct lenders” included CIT, GE Capital, and large regional banks that provided direct financing to middle-market companies. As these financing sources exited the direct financing business or gravitated towards the largest borrowers and/or participation in syndicated loan facilities for strategic and regulatory reasons, “direct financing funds” entered the market providing a type of direct financing similar to what ICON-sponsored funds were providing even prior to the recession, albeit, in ICON’s case, with a specific focus on financings collateralized by equipment rather than general commercial financing. Examples of some of these “direct financing funds” include FrontPoint Partners’ FrontPoint-SJC Direct Lending Fund, Golub Capital’s Premium Earnings Adjustable Rate Loans (Pearls) Direct Lending Fund, MayerCap’s Financing Fund, and Stillwater Capital Partners’ Direct Lending Fund. The term “direct financing fund,” which is now an industry standard term, was incorporated into Amendment No. 2 in order to provide broker dealers that will be participating in the offering with a clear and transparent understanding of the Registrant’s business model.

Mr. Jay Ingram
March 14, 2011

3.	Please provide a clearer description of the process involved with investing in the debt and debt-like financings of privately held companies.

Response: The process by which the Registrant will make its investments in debt and debt-like financings (such as loans and leases) collateralized by equipment is set forth on pages 78 to 83 of the prospectus contained in Amendment No. 3.

Exhibit 5.1

4.	Please revise to include counsel’s opinion that the securities are fully paid.

Response: A revised Exhibit 5.1 has been filed with Amendment No. 3.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)